SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CARAVELLE INTERNATIONAL GROUP

(Name of Issuer)

Ordinary Shares, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

G1901X108

(CUSIP Number)

Guohua Zhang

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051
(65) 8304 8372

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1901X108	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Guohua Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,457,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,255 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.29% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Galion-Group Co., Ltd., a BVI business company (“Galion”), directly owns 4,500,000 Ordinary Shares. New Honest Group Co., Ltd., a BVI business company (“New Honest”), directly owns 3,485,000 Ordinary Shares. Taiyuan Group Co., Ltd., a BVI business company (“Taiyuan”), directly owns 9,472,255 Ordinary Shares. Zhang currently exercises exclusive voting and dispositive control over the Ordinary Shares registered in the name of Galion, New Honest, and Taiyuan, and is deemed to beneficially own the entirety of the 17,457,255 Ordinary Shares.
(2)	Based on 55,789,579 outstanding Ordinary Shares as disclosed by the Issuer.

CUSIP No. G1901X108	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Galion-Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 55,789,579 outstanding Ordinary Shares as provided by the Issuer.

CUSIP No. G1901X108	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS New Honest Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,485,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,485,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,485,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.25% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 55,789,579 outstanding Ordinary Shares as disclosed by the Issuer.

CUSIP No. G1901X108	13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Taiyuan Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,472,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,472,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,472,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 55,789,579 outstanding Ordinary Shares as disclosed by the Issuer.

CUSIP No. G1901X108	13D/A	Page 6 of 8 Pages

This Amendment no. 2 (this “Amendment”) is being filed by Guohua Zhang, a Chinese citizen (“Zhang”); (2) Galion-Group Co., Ltd., a BVI business company (“Galion”); (3) New Honest Group Co., Ltd., a BVI business company (“New Honest”) and (4) Taiyuan Group Co., Ltd., a BVI business company (“Taiyuan”) (each a “Reporting Person” and together the “Reporting Persons”), and amends the initial statement on Schedule 13D filed on October 18, 2023 (the “Initial Statement”, together with this Amendment, the “Statement”).

Except as modified by the information provided in this Amendment, the information that appeared in the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Caravelle International group, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051.

The Issuer’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol CACO.

Item 2. Identity and Background.

This statement is filed on behalf of (1) Guohua Zhang, a Chinese citizen (“Zhang”); (2) Galion-Group Co., Ltd., a BVI business company (“Galion”); (3) New Honest Group Co., Ltd., a BVI business company (“New Honest”) and (4) Taiyuan Group Co., Ltd., a BVI business company (“Taiyuan”) Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Zhang exercises voting and dispositive control over the Ordinary Shares registered in the name of Galion, New Honest and Taiyuan. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is c/o Caravelle International Group, 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D.

Other than as described therein, or as described under Item 5 below, and other than in his capacity as an officer and director of the Issuer, neither Zhang nor any other Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

CUSIP No. G1901X108	13D/A	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

Except as provided herein, the information set forth in Item 5 of the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Item 5 of Schedule 13D, and is hereby supplemented to include the following:

(a) The responses to Items 11 and 13 of the cover pages to this Amendment are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Amendment are incorporated herein.

(c) As previously disclosed, on July 4, 2024, Zhang and Galion entered into a settlement and stock pledge agreement (“Pledge Agreement”) with High-Trend Holdings USA LLC (“High-Trend”), pursuant to which, to secure the payment of $3,000,000 as a settlement payment for consulting services (the “Settlement Payment”). Zhang and Galion have agreed to pledge 20,000,000 shares of the Issuer held by the Reporting Persons as collateral. On July 11, 2024, Galion entered into a Stock Purchase Agreement with High-Trend to purchase 20,000,000 shares of the Issuer held by Galion, and the payment of purchase price shall be made by waiving the Settlement Payment of $3,000,000 under the Pledge Agreement.

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Item 6 of Schedule 13D, and is hereby supplemented to include the following:

A Settlement and Stock Pledge Agreement has been entered between Zhang and Galion and the aforementioned High-Trend Holdings USA LLC.

The foregoing descriptions under Item 5 of the Settlement and Stock Pledge Agreement does not purport to be complete and are qualified in its entirety by references to the Settlement and Stock Pledge Agreement, which is filed as Exhibit 4.1 hereto.

Item 7. Material to be Filed as Exhibits.

4.1	Stock Purchase Agreement dated July 11, 2024

CUSIP No. G1901X108	13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 15, 2024

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Individual

Galion-Group Co., Ltd.

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Director

New Honest Group Co., Ltd.

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Director

Taiyuan Group Co., Ltd.

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Director